(Check One): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 333-109586

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First National Banc, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2509 Osborne Road
Address of Principal Executive Office (Street and Number)

St. Marys, Georgia 31558
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

Management of the Company has been unable to complete the preparation of the Company’s Annual Report on Form 10-KSB by the prescribed due date of March 31, 2005 without unreasonable effort or expense because the Company is in the process of resolving issues raised in on on-going supervisory examination (the “Examination”) of the Company’s subsidiary, First National Bank, St. Marys, Georgia, by the Office of the Comptroller of the Currency, which will affect the Company’s financial statements as of and for the year ended December 31, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yong Kim, Chief Financial Officer	(912)	882-3400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As a result of the Examination, the Company cannot at this time determine the amount of its provision to the allowance for loan losses for the fourth quarter of 2004, which may have a material adverse effect on the Company’s results of operations for 2004.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First National Banc, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2005	By	/s/ Yong Kim
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).